BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.))
(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

File pursuant to Rule 17a-5(c)(3)
Under the Securities Exchange Act of 12934 as
a **PUBLIC DOCUMENT**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BBVA Securities Inc__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__Two Manhattan West- 9th Fl.__
(No. and Street)

__New York__	__NY__	__10001__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Dave Sohn__	__646-436-6565__	__dongbsohn@bbva.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Ernst and Young LLP__
(Name – if individual, state last, first, and middle name)

__One Manhattan West__	__New York__	__NY__	__10001__
(Address)	(City)	(State)	(Zip Code)

_____   __42_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Sohn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BBVA Securities Inc, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2025 BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	5
Statement of Financial Condition	6
Notes to Statement of Financial Condition	7



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BBVA Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2022.

February 23, 2026

A member firm of Ernst & Young Global Limited

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	250,404,901
Cash segregated in compliance with Federal regulations		30,000,000
Time deposit with affiliate		2,000,000
Securities purchased under agreements to resell		868,542,494
Receivables:		
Customers		4,049,661
Non-customers		906,264
Broker-dealers and clearing organizations		35,578,222
Affiliates		17,470,592
Investment banking		10,972,994
Net unsettled regular way trades		90,481
Interest		678,982
Office furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,195,472		5,592,672
Right of use asset		26,690,101
Deferred tax asset		11,467,901
Taxes receivable		1,719,315
Other assets		2,841,380
TOTAL ASSETS	$	1,269,005,960

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold under agreements to repurchase		850,089,722
Payables:		
Customers		1,195,683
Non-customers		2,868,472
Broker-dealers and clearing organizations		3,391,107
Affiliates		3,880,946
Interest		25,593
Lease liability		30,706,763
Accrued expenses and accounts payable		44,465,747
Other liabilities		298,052
Provisions		5,000,000
Total liabilities	$	941,922,085

STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$	10
Additional paid-in capital		198,862,820
Accumulated income		128,221,044
Total stockholder's equity	$	327,083,874
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,269,005,960

The accompanying notes are an integral part of this Statement of Financial Condition

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025**

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a Delaware Corporation and a wholly owned subsidiary of BBVA USD Investments, S.A. BBVA USD Investments, S.A (BBVA USD) is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A ("BBVA"), a global financial services institution headquartered in Spain. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's activities consist of investment banking, financing transactions and institutional sales of fixed income securities. Investment banking activities include securities originations, loan syndications, and project finance services. Financing transactions include securities purchased under agreement to resell and securities sold under agreement to repurchase. The Company is a member of the Fixed Income Clearing Corporation ("FICC"). For its fixed income sales business, the Company is self-clearing and can act in the role as either principal, riskless principal and/or agent. The Company is engaged in brokerage services whereby it acts as an agent (on a fully disclosed basis) for at-the-market equity offering, equity buyback, and ETF security transactions placed by customers of the Company. For this business, the Company has a clearing agreement with a third-party broker-dealer who is authorized to maintain customer accounts. The clearing broker clears transactions for the Company's customers and maintains the accounts on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its Statement of Financial Condition.

Basis of presentation — The Statement of Financial Condition is in conformity with U.S. generally accepted accounting principles ("US GAAP").

Use of estimates — The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of income taxes, realization of deferred tax assets, and accrual of compensation. The Company believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ from these estimates.

Cash and cash equivalents — Cash consists of cash and cash equivalents held at banks. The carrying amount of cash and cash equivalents approximates fair value. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

Cash segregated in compliance with federal regulations — Cash of $30,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities purchased under agreements to resell and Securities sold under agreements to repurchase — Securities purchased under agreement to resell ("reverse repurchase agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are carried on the Statement of Financial Condition at the amounts of cash paid or received (contract value) including accrued interest.Where appropriate, transactions meeting the netting requirements are reported on a net basis. The Company's agreements with counterparties generally contain provisions allowing for additional

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the fair value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Contract values of reverse repurchase agreements and repurchase agreements approximate fair value. Accrued interest is included with the reverse repurchase agreements and repurchase agreements in the Statement of Financial Condition.

Net unsettled trades — Receivables and payables arising from unsettled regular-way trades are recorded net on the Statement of Financial Condition.

Receivables from customers and payables to customers — Receivables from customers include amounts receivable for securities not delivered by the Company to the purchasers in Delivery versus Payment ("DVP") trades by the contractual settlement dates ("securities failed to deliver") when the purchasers are classified as customers. Payables to customers include amounts payable for securities not received by the Company from the sellers in Receipt versus Payment ("RVP") trades by the contractual settlement dates ("securities failed to receive") when the sellers are classified as customers.

Receivables from broker-dealers and clearing organizations and payables to broker-dealers and clearing organizations — The receivables from broker-dealer and clearing organizations balance primarily represents deposits held at clearing organizations in addition to securities failed to deliver to broker-dealers. The payables to broker-dealers and clearing organizations balance includes securities failed to receive from broker-dealers.

Receivables from affiliates and payables to affiliates — Receivables from and payables to affiliates includes fees and other amounts owed from and to affiliates.

Investment banking receivable — Receivables from fees primarily represents fees earned not yet received for investment banking services.

Office furniture, equipment and leasehold improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Purchased software is capitalized provided certain criteria is met. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets, which ranges between 1 and 10 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture, equipment and software are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Leases — In accordance with ASC 842, Leases, the Company recognizes leases with terms exceeding one year in the Statement of Financial Condition as right of use (ROU) asset, representing the right to use the underlying asset for the lease term and a Lease liability, representing the obligation to make lease payments. See Note 11 for lease disclosures.

Accrued expenses and accounts payable — Accrued expenses and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Income taxes — The Company accounts for income taxes in accordance with ASC 740, Income Taxes ("ASC 740"). The Company will file its own federal corporate income tax return and file certain consolidated/unitary/combined returns with other remaining BBVA affiliates in the U.S.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period., including future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize their deferred tax assets, a valuation allowance is established, which would increase the provision of income taxes.

The Company had no liability for uncertain tax positions as of December 31, 2025 and does not expect any significant changes in the next twelve months. With regards to uncertain tax positions, a tax position is recognized as a benefit only if it is "more likely than not" of being sustained on the basis of the technical merits. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Fair value measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: directly or indirectly observable market-based inputs that are corroborated by market data, quoted market prices for similar assets and quoted market prices for assets in an inactive market; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Time deposit with affiliate

At December 31, 2025, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A.– New York ("BBVA NY Branch") totaling $2,000,000, which matures on a monthly basis, with option to rollover. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

3. SECURITIES PURCHASED UNDER AGREEMENT TO RESELL AND SECURITIES SOLD UNDER AGREEEMENTS TO REPURCHASE

The Company enters into reverse repurchase agreements and repurchase agreements to finance long US treasury securities inventory, cover short US treasury securities positions in order to prevent settlement exposure, and to act as an intermediary between different counterparties. As previously noted, the Company is a member of FICC, which allows the Company to manage credit exposure arising from such transactions by entering into master netting agreements with counterparties. These agreements provide the Company, in the event of a counterparty default, with the right to net counterparty's rights and obligations. As a result, the Company can liquidate and set off collateral held or pledged to by the Company against the net amount owed by the counterparty. The Company engages a third-party custodian that enables the Company to take control of such collateral in the event of counterparty default. The following table presents information about the offsetting of these instruments:

| | Gross Amounts of Recognized Assets | Gross amounts of offset in the Statement of Financial Condition | Net amounts presented in the Statement of Financial Condition | Gross amounts not offset in the Statement of Financial Condition | | |
				Financial Instruments	Collateral Received	Net Amount
Assets						
Securities purchased under agreement to resell	$ 1,319,553,991	$ (451,011,497)	$ 868,542,494	$ -	$ (852,200,702)	$ 16,341,792
Total	$ 1,319,553,991	$ (451,011,497)	$ 868,542,494	$ -	$ (852,200,702)	$ 16,341,792

| | Gross Amounts of Recognized Liabilities | Gross amounts of offset in the Statement of Financial Condition | Net amounts presented in the Statement of Financial Condition | Gross amounts not offset in the Statement of Financial Condition | | |
				Financial Instruments	Collateral Delivered	Net Amount
Liabilities						
Securities sold under agreement to repurchase	$ 1,301,101,219	$ (451,011,497)	$ 850,089,722	$ -	$ (851,613,839)	$ (1,524,117)
Total	$ 1,301,101,219	$ (451,011,497)	$ 850,089,722	$ -	$ (851,613,839)	$ (1,524,117)

Substantially all the collateral held by the Company for reverse repurchase transactions, which represent approximately 68% of the Company's total assets, consist of securities issued by the US Government. The fair value of securities received as collateral, prior to netting, was $1,301,632,422, and the fair value of the portion of the collateral that had been sold or repledged was $1,301,045,601.The Company does not maintain a credit allowance on such financing agreements due to the type of collateral received and over collateralization. Margin exposure with FICC is managed by the daily Clearing Fund Required Deposit and Intraday Funds Settlement process. Margin exposure with non FICC counterparties is managed by a daily margin call process.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase at December 31, 2025:

| | Remaining Maturity of the agreements | | | | |
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreement to repurchase:					
U.S. Treasury and other U.S. government agencies	$ 1,301,101,219	$ -	$ -	$ -	$ 1,301,101,219

In the event of a significant decline in fair value of the collateral pledged for the securities sold under agreements to repurchase, the Company would be required to provide additional collateral. The Company minimizes the risk by monitoring the liquidity and credit quality of the collateral, as well as the maturity profile of the transactions.

4. RECEIVABLES FROM CUSTOMERS AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers represent securities failed to deliver and securities failed to receive.

5. RECEIVABLES FROM NON-CUSTOMERS AND PAYABLES TO NON-CUSTOMERS

Receivables from and payables to non-customers represent securities failed to deliver and securities failed to receive with affiliates.

6. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivables from broker-dealers and clearing organizations consists of securities failed to deliver of $417,996 and $35,160,226 of cash held on deposit with clearing organizations. Payables to broker-dealers consist of syndicate payables of $2,484,843 and securities failed to receive of $906,264.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

7. **OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS** At December 31, 2025, the Company's office furniture, equipment and leasehold improvements - net, is comprised of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
		2025	
Leasehold improvements	$ 4,236,525	$ (277,947)	3,958,578
Computers and equipment	741,902	(526,189)	215,713
Furniture and fixtures	766,956	(152,775)	614,181
Software	1,707,139	(1,092,935)	614,203
Mechanical equipment	335,622	(145,626)	189,996
	$ 7,788,143	$ (2,195,472)	$ 5,592,672

8. **RELATED PARTY TRANSACTIONS**

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as a subsidiary banks of the Ultimate Parent; BBVA NY Branch, BBVA Mexico ("Mexico"), BBVA Peru ("Peru"), and BBVA Colombia ("Colombia"). The receivables from or payables to affiliates balances arise from services performed between the Company and its affiliates.

Service Level Agreements

The Company has administrative fee service agreements with BBVA NY Branch, under which certain administrative services are provided to the Company, such as legal, compliance, accounts payable, internal auditing, and human resource services. In addition, the Company has administrative fee service agreements with BBVA NY Branch, under which the Company provides client onboarding services.

The Company has a networking and referral agreement with BBVA NY Branch, under which referral fees are paid on bond origination and advisory deals referred to the Company.

The Company leases office space from BBVA NY Branch under a cancellable lease.

The Company has service level agreements with BBVA, Mexico, Peru, and Colombia by which the Company acts as agent on behalf of each affiliate in fixed income securities transactions and/or swap derivative transactions. Fees earned related to trading agreements are calculated based on the costs of the trading teams plus a mark-up. Fees earned related to sales agreements are based on shared revenues.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

The Company also has service level agreements with BBVA by which the Company acts as agent on behalf of BBVA in loan portfolio services and swaps/derivatives activity. Fees earned related to these agreements are calculated based on shared revenues.

The Company acts as a custodian on behalf of BBVA NY Branch for certain US Agency and Treasury Securities. In December 2015, the Company executed a Non-Conforming Subordination Agreement with BBVA NY Branch pertaining to this activity.

Liquidity/Capital Facilities

The Company has a Revolving Note and Cash Subordination Agreement ("the Revolver") with BBVA. The Revolver was executed on March 16, 2017 with a Credit period to March 17, 2027 and maturity date of March 16, 2028 for a maximum of $450,000,000. Any amounts advanced under the Revolver will be considered net capital for regulatory purposes under *SEC Rule 15c3-1- Net Capital Requirements for Brokers or Dealers* on the date drawn, but will not be considered as equity in the Company's Statement of Financial Condition. During the year, the Company has drawn down on this Revolver and repaid it fully shortly thereafter. The Company has agreed to pay a commitment fee of 0.50% on the balance of the committed portion of the facility on each interest payment date. As of December 31, 2025, there is no outstanding balance.

On January 14, 2022, the Company entered into an uncommitted demand facility agreement with BBVA NY for an intraday facility up to $250,000,000. The facility is intended to help facilitate the ongoing intraday liquidity needs of the Company. As of December 31, 2025, there is no outstanding balance pursuant to this agreement.

On October 22, 2022, the Company entered into an Revolving Loan Agreement with Mexico for an overdraft facility up to $175,000,000. The facility is intended to help overdraft needs within the applicable clearing account of the Company. As of December 31, 2025, there is no outstanding balance pursuant to this agreement.

On March 19, 2025, the Company entered into an uncommitted demand facility agreement with BBVA up to $250,000,000, which matures on July 10, 2027. The facility is intended to help facilitate the ongoing liquidity needs of the Company. As of December 31, 2025, there is not an outstanding balance persuant to this agreement.

On March 12, 2025, the Company amended a committed demand facility agreement with BBVA for a revolving loan facility up to $150,000,000 extending the maturity date to June 10, 2027. The facility is intended to help facilitate the ongoing liquidity needs of the Company. The Company has agreed to pay a commitment fee of 0.08% on the average undrawn balance of the committed portion of the facility on each interest payment date. As of December 31, 2025, there is no outstanding balance pursuant to this agreement.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025**

Assets and liabilities with related parties consisted of:

Assets:		
Cash	$	6,806,529
Time deposit with affiliate		2,000,000
Receivable from non-customers (fails)		906,264
Receivable from clearing organizations		786,692
Receivable from affiliates (other)		17,470,592
Right of use asset		26,690,101
Reverse Repurchase Agreement		-
Interest receivable		-
Total assets:	$	54,660,178
Liabilities:		
Payable to non-customers (fails)	$	2,868,472
Payable to affiliates (other)		3,880,946
Repurchase Agreement		-
Interest Payable		-
Loan Payable		-
Lease Liability		30,706,763
Total liabilities:	$	37,456,182

9. INCOME TAXES

The total deferred tax asset at December 31, 2025 is composed of the following:

		2025
Deferred tax assets		
Federal net opetating loss carryforwards	$	(0)
State and City net operating loss carryforwards		26,816
Deferred compensation		6,875,164
Leases - ROU Liabilities		7,790,718
Contingency Reserve		1,129,778
Non-deductible Accrued Expenses		2,528,555
Total deferred tax assets		18,351,031
Valuation allowance		-
Total deferred tax assets, net of valuation allowance		18,351,031
Deferred tax liabilities		
Leases - ROU Assets		(6,883,130)
Other		-
Total deferred tax liabilities		(6,883,130)
Deferred tax assets, net	$	11,467,901

In accordance with ASC 740, a valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2025, the Company concluded that it is more likely than not that its federal and state net operating loss (NOL) carryforwards and other deferred tax assets will be realized. This conclusion was based on positive

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

**NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025**

evidence including projected future taxable income sufficient to utilize the NOLs prior to their expiration.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by 15c3-3. At December 31, 2025, the Company had net capital of $272,858,566, which exceeded the minimum requirement of $250,000 by $272,608,566.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments

In accordance with ASC 842, Leases, the Company has recorded on its Statement of Financial Condition the right of use asset and the lease liability. The discount rate (3.25-5.38%) used in determining the present value of the lease liability is the incremental borrowing rate incurred by BBVA NY Branch, which the Company leases office space. The Company does not have the option to extend nor terminate the lease. As of December 31, 2025, the Company's right of use asset is $26,690,101and the lease liability, consisting of the total undiscounted lease payments, is $30,706,763,less imputed interest of $904,528. At December 31, 2025, the future minimum rental commitments under this cancelable lease are as follows:

2026	1,891,585
2027	2,661,151
2028 Onwards	35,627,642
Total	$ 40,180,378

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position.

Legal and Regulatory Proceedings

In the ordinary course of business, the Company is subject to legal proceedings, including claims, litigation, investigations and administrative proceedings, all of which are considered incidental to the normal conduct of business. The Company believes it has substantial defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to defend itself vigorously.

The Company is or may become involved from time to time in information-gathering requests, reviews, investigations and proceedings (both formal and informal) by various governmental regulatory agencies, law enforcement authorities and self-regulatory bodies regarding the Company's business.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Such matters may result in material adverse consequences, including without limitation adverse judgments, settlements, fines, penalties, orders, injunctions, alterations in the Company's business practices or other actions, and could result in additional expenses and collateral costs, including reputational damage, which could have a material adverse impact on the Company's business, financial position, results of operations or cash flows.

In accordance with the provisions of ASC 450, Contingencies ("ASC 450"), the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its Statement of Financial Condition. These legal reserves may be increased or decreased to reflect any relevant developments. Where a loss is not probable or the amount of a probable loss is not reasonably estimable, the Company does not accrue legal reserves. As of December 31, 2025, there is a provision included on the Statement of Financial Condition.

Financing Transactions

As stated in Note 3, the Company enters into repurchase transactions which are primarily covered by a master netting agreement and qualify for netting. At December 31, 2025, the Company entered into $1,301,101,219 of repurchase transactions that are secured by collateral from reverse repurchase transactions. The value of the US treasury securities pledged against such repurchase transactions is $1,302,625,336.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy obligations.

The Company enters into forward starting reverse repurchase agreements and/or repurchase agreements. This type of activity has a start date of one or more business days greater than the trade date. Due to this characteristic, the Company considers this activity as a commitment and reports it off-balance sheet until the transactions reach their start date. At that point, the transactions will be reflected on the Statement of Financial Condition and follow the process as stated in Note 3. As of December 31, 2025, the Company didn't have any forward starting repurchase agreements outstanding.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2025, the Company's maximum commitment to the CCLF was $2,932,685 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

12. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Defined Contribution Plan

The Company participates in the defined contribution plan sponsored by BBVA NY Branch, which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986,

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

as amended, and the requirements of ERISA. Under the traditional employee portion of the defined contribution plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of eligible compensation deferred, plus 50% of the next 2% of eligible compensation deferred.

The Company makes non-elective contributions on behalf of each participant in the plan based on eligible pay and years of service. The Company's contributions range from 2% to 4% of the participants eligible pay.

13. FINANCIAL INSTRUMENT AND RELATED RISKS

Off Balance Sheet Risk

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers and international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade-date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's agreements with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

Credit Risk

For transactions in which the Company has the ability to extend credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2025, the Company was not involved in the aforementioned business activity, with the exception of reverse repurchase agreements and repurchase agreements as noted in Note 3.

14. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the fair value accounting guidance pursuant to ASC 820, which requires the Company to disclose the estimated fair values of financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes U.S Treasury securities, listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Level 2 — Pricing inputs are observable, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means. Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution, corporate bonds or municipal securities. The Company did not have any level 2 securities outstanding as of December 31, 2025.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities. The Company did not have any level 3 securities outstanding as of December 31, 2025.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

Estimated Fair Value of Financial Instruments Carried at Approximate Fair Value

Other financial instruments are Level 2 and are recorded by the Company at contract amounts and include short term borrowings, receivables from and payables to brokers dealers, clearing organizations, customers, non-customers, securities purchased under agreements to resell, securities sold under agreements to repurchase, accrued interest receivable and payable, fees receivable, and accrued expenses. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA USD INVESTMENTS, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, market perceptions as existing assets and liabilities as run off and new transactions are entered into.

15. SUBSEQUENT EVENTS

Under the provisions of ASC 855, Subsequent Events ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Statement of Financial Condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the preparation of the Statement of Financial Condition.

The Company evaluated events subsequent through February 23, 2026, the date on which the Statement of Financial Condition is to be issued. There were no other material recognizable or non-recognizable subsequent events during this period.

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